COBHAM

RECEIVED

2007 OCT -2 A 8:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20607

21st September 2007

07027016

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 18 September 2007 relating to Holding(s) in Company.
2. Stock Exchange announcement dated 20 September 2007 relating to Holding(s) in Company.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	16:21 18-Sep-07
Number	0517E

RNS Number:0517E
Cobham PLC
18 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	13,965,826*
Chase GA Group Nominees Limited	26,233,762*
Chase Nominees Limited	2,647,009*
CUIM Nominee Limited	8,959,494*
Vidacos Nominees Limited	203,529*

* denotes direct interest

Chase Nominees Limited	2,428,561
CUIM Nominee Limited	1,796,688
Vidacos Nominees Limited	502,049

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

17 September 2007

6. Date on which issuer notified:

18 September 2007

7. Threshold(s) that is/are crossed or reached:

4% to 5% Change at Combined Interest Level.

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares		
GB00B07KD360	46,607,094	46,607,094

Class/type of shares if possible using the ISIN CODE	Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares					
GB00B07KD360	52,009,620	52,009,620	4,727,298	4.58%	0.42%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)	
Number of voting rights	% of voting rights
56,736,918	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 1,134,539,278.

14. Contact name:

Diane Thirkettle

15. Contact telephone number:

01603 687803

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral

under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	11:34 20-Sep-07
Number	1780E

RNS Number:1780E
Cobham PLC
20 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	13,953,076*
Chase GA Group Nominees Limited	26,222,972*
Chase Nominees Limited	2,647,009*
CUIM Nominee Limited	8,957,464*
Vidacos Nominees Limited	203,529*

* denotes direct interest

Chase Nominees Limited	2,428,561
CUIM Nominee Limited	1,796,688
Vidacos Nominees Limited	502,049

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

18 September 2007

6. Date on which issuer notified:

19 September 2007

7. Threshold(s) that is/are crossed or reached:

5% to 4% Change at Combined Interest Level.

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares		
GB00B07KD360	56,736,918	56,736,918

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares					
GB00B07KD360	51,984,050	51,984,050	4,727,298	4.582%	0.417%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is	% of voting rights

exercised/
converted.

N/A

Total (A+B)

Number of voting rights	% of voting rights
56,711,348	4.999%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 1,134,539,278

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

END

END